Exhibit 99.1

TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS STRONG THIRD QUARTER RESULTS WITH

ADJUSTED NET EARNINGS UP 182%

All amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, November 8, 2011 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today reported its unaudited consolidated financial and operating results for the third quarter ended September 30, 2011.

In the third quarter of 2011, revenues from continuing operations increased by 84% to $431.9 million and gold margins1 increased by 42% to $1,001 per ounce from the prior year quarter. Adjusted operating cash flow2 increased by 116% to $211.0 million ($0.56 per share) during the third quarter of 2011 from $97.6 million ($0.26 per share) in the third quarter of 2010. Net earnings from continuing operations attributable to equity shareholders were $50.0 million ($0.13 per share) in the third quarter of 2011 compared to $37.4 million ($0.10 per share) in the third quarter of 2010. Adjusting for items that are not indicative of future operating results, primarily unrealized losses due to fluctuating exchange rates, adjusted net earnings from continuing operations attributed to equity shareholders2 increased by 182% to $112.5 million ($0.30 per share) in the third quarter of 2011 compared to $39.9 million ($0.11 per share) in the third quarter of 2010.

“As indicated by our results this quarter, our core operating activities continue to generate significant cash flow”, commented Steve Letwin, IAMGOLD’s President and CEO. “Our focus on rationalizing our business mix and pursuing options to augment growth are yielding the results we expected. Production is strong, and we continue to focus on plant optimization and opportunities to drive down our cost structure.”

Mr. Letwin further commented, “Unlocking the value of Niobec continues to be one of our key initiatives for creating value for shareholders. Our initial announcement of a near 700% increase in mineral resources confirmed our belief in the potential of this asset, and as time passes our view of its value has grown. There’s a lot of excitement around this project and we are expanding the financing alternatives. As well as an equity infusion as a source of financing, we are exploring options that are available in a low interest rate environment. We are not dependent on cash flow from our gold operation to finance this very economically attractive expansion.”

Third Quarter 2011 Highlights

•	Revenues from continuing operations increased by 84% to $431.9 million from $234.7 million in the third quarter of 2010.

•	Gold margins[1] increased by 42% to $1,001 per ounce from $703 per ounce in the third quarter of 2010 as higher gold prices more than offset the increase in costs.

•	Net earnings from continuing operations attributable to equity shareholders were $50.0 million ($0.13 per share) compared to $37.4 million ($0.10 per share) in the third quarter of 2010.

•

Adjusting for unrealized losses, mainly due to fluctuating exchange rates, adjusted net earnings from continuing operations attributable to equity shareholders[2] increased by 182% to $112.5 million ($0.30 per share) from $39.9 million ($0.11 per share) in the third quarter of 2010.

•

Adjusted operating cash flow[2] from continuing operations of $211.0 million ($0.56 per share) increased by 116% compared to $97.6 million ($0.26 per share) in the third quarter of 2010 due to higher production and gold margins.

•

Cash, cash equivalents, short-term investments and gold bullion (at market) was $1.2 billion as at September 30, 2011, compared to $0.4 billion at the end of 2010. The increase was mainly due to the $667 million in cash proceeds received from the sale of Tarkwa and Damang in the second quarter of 2011.

•	The disposition of the Mupane gold mine in Botswana was completed for total consideration of $34.2 million.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

•

In November 2011, IAMGOLD announced that it had acquired an interest in two companies with exploration projects in Colombia. An equity interest with a third company is expected to close in the near future. The combined investment of all three is approximately $20 million.

Production, Cash Costs and Margins

Gold Operations

•

Attributable gold production of 222,000 ounces from continuing operations increased by 27,000 ounces, or 14%, from 195,000 ounces in the third quarter of 2010. This increase was mainly due to higher production at Essakane, which, in the prior year quarter, was ramping up production. Partly offsetting the increase, were lower production levels at Mouska due to the timing of the commencement of batch processing and lower grades mined at Rosebel. Total attributable gold production, including discontinued operations, was 231,000 ounces compared to 256,000 ounces in the third quarter of 2010.

•

Weighted average cash costs from continuing operations[1] were $674 per ounce compared to $539 per ounce in the third quarter of 2010. Cash costs at IAMGOLD-operated sites were $602 per ounce compared to $475 per ounce in the third quarter of 2010. The industry continued to be impacted by the rising costs of fuel, labour and raw materials. Despite the recent decline in oil prices, the worldwide price for crude oil continued to be higher than the prior year. Higher oil prices led to higher haulage and power generation costs. In addition, higher gold prices resulted in a $38 per ounce increase in royalties and lower grades and hard rock contributed to higher cash costs.

•	Gold margins per ounce[1] increased 42% from $703 in the third quarter of 2010 to $1,001 per ounce in the third quarter of 2011 as price increases more than offset cost increases.

Niobec Mine

•

Niobium revenues were $42.4 million in the third quarter of 2011 compared to $40.4 million in the same period in 2010, due to a higher realized niobium price partly offset by lower volume of Niobium sold. The operating margin per kilogram of niobium[1] decreased by $5 per kilogram during the third quarter of 2011 compared to the same quarter in the prior year. Notwithstanding the higher average price sold, the lower than expected operating margin was due to lower grades and costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

•

A pre-feasibility study is underway to confirm the potential upside of Niobec and is planned for completion by the end of 2011. This follows the completion of the independently prepared NI 43-101 compliant preliminary economic assessment confirming Niobec’s potential for a near 700% increase in measured and indicated mineral resources and a three-fold increase in niobium production. After-tax net asset value is estimated to range between $1.6 billion and $2.0 billion.

Rare Earth Element (REE) Zone

•

In September 2011, IAMGOLD announced the assay results of four drill holes at the rare earth elements zone located near the Niobec mine. Assay test work has commenced on eighteen additional holes. Based on the recently completed drill campaign, the Company anticipates preparing a resource estimate in early 2012.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

Review of Third Quarter 2011 Results

Results from discontinued operations and the related gain on disposal of Mupane are presented separately as net earnings (loss) from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

Financial Performance

Revenues from continuing operations in the third quarter of 2011 were $431.9 million, an 84% increase from $234.7 million in the third quarter of 2010, primarily due to higher gold sales3 from higher production and higher gold prices. For IAMGOLD’s continuing operations, including joint ventures, the number of ounces of gold sold increased by 49% while the average realized gold price rose by 35% compared to the third quarter of 2010.

Net earnings attributable to equity shareholders were $40.7 million ($0.11 per share) during the third quarter of 2011, compared to $52.0 million ($0.14 per share) in the third quarter of 2010, including a $9.2 million ($0.02 per share) loss from discontinued operations.

Net earnings from continuing operations attributable to equity shareholders were $50.0 million ($0.13 per share) compared to $37.4 million ($0.10 per share) in the third quarter of 2010. Adjusting for items not indicative of future operating performance, primarily unrealized losses due to fluctuating exchange rates, adjusted net earnings from continuing operations attributable to equity shareholders2 were $112.5 million ($0.30 per share), up 182% from $39.9 million ($0.11 per share) in the third quarter of 2010. The following table provides a reconciliation of net earnings from continuing operations attributable to equity shareholders with adjusted net earnings from continuing operations attributed to equity shareholders.

	Third quarter ended September 30
	2011	2010

(in $ millions)	$	$
Net earnings from continuing operations attributable to equity shareholders(a)	50.0	37.4
Foreign exchange loss	11.9	8.5
Derivative loss (gain)	23.5	(3.5)
Gain on sales of marketable securities	(6.2)	(1.0)
Loss (gain) on sales of assets	0.1	-
Adjustments to asset retirement obligations for closed properties	9.0	-
Unrealized loss on foreign exchange translation of deferred income and mining tax liabilities	24.2	(1.5)

	62.5	2.5

Adjusted net earnings from continuing operations attributable to equity shareholders	112.5	39.9

(a)	As per the unaudited consolidated interim financial statements

Growth in adjusted net earnings was driven by higher gold sales and gold prices, partially offset by increases in mining costs and income and mining taxes.

Operating cash flow from continuing operations in the third quarter of 2011 was $174.0 million compared to $49.5 million in the third quarter of 2010. Adjusted operating cash flow from continuing operations2 in the third quarter of 2011 was $211.0 million ($0.56 per share), an increase of 116% compared to $97.6 million ($0.26 per share) in the third quarter of 2010. The increase is mainly due to the impact of higher production from continuing operations and higher per ounce gold margin.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

Financial Position

The Company’s cash, cash equivalents, short-term investments and gold bullion (at market value) position was $1.2 billion at September 30, 2011, compared to $0.4 billion at the end of 2010.

During the first nine months of 2011, cash, cash equivalents and short-term investments increased mainly due to the sale of the Company’s 18.9% interest in the Tarkwa and Damang gold mines for gross proceeds of $667.0 million. Cash generated from operating activities were effectively re-invested in operating and development capital investments as well as funding the Company’s exploration activities.

As at September 30, 2011, $350.0 million of unused credit remained available under the Company’s credit facility. In addition, the Company had used $17.7 million of its $50.0 million letters of credit facility.

For 2011, the Company plans to incur approximately $360.0 million in capital expenditures, down from previous guidance of $460.0 million. Capital expenditures at Rosebel have been revised downwards by $25 million and at Essakane by $68 million to better reflect the timing of the payment of expenditures. Overall delivery of the projects remains as planned.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	September 30 2011	Change	December 31 2010
	$		$
Financial Position
Cash, cash equivalents and short-term investments and gold bullion
• at market value	1,218.8	196%	411.3
• at cost	1,098.7	253%	311.2
Total assets	4,147.6	21%	3,431.1
Equity	3,427.8	24%	2,758.1

(in $ millions, except where noted)	Third quarter ended September 30, 2011	Change	Third quarter ended September 30, 2010	Nine months ended September 30, 2011	Change	Nine months ended September 30, 2010
	$		$	$		$
Results of Continuing Operations
Revenues	431.9	84%	234.7	1,191.6	82%	656.2
Mining costs including depreciation, depletion and amortisation	240.7	73%	139.2	650.2	65%	393.1
Earnings from mining operations	191.2	100%	95.5	541.4	106%	263.1
Net earnings from continuing operations attributable to equity shareholders	50.0	34%	37.4	257.7	143%	106.0
Basic earnings from continuing operations attributable to equity shareholders per share ($/share)	0.13	30%	0.10	0.69	138%	0.29
Net earnings attributable to equity shareholders	40.7	(22%)	52.0	673.0	386%	138.6
Basic net earnings attributable to equity shareholders per share ($/share)	0.11	(21%)	0.14	1.80	386%	0.37
Adjusted net earnings from continuing operations attributable to equity shareholders(a)	112.5	182%	39.9	297.9	186%	104.0
Basic adjusted net earnings from continuing operations attributable to equity shareholders per share ($/share)(a)	0.30	173%	0.11	0.80	186%	0.28
Cash Flows
Operating cash flow from continuing operations	174.0	252%	49.5	385.1	163%	146.7
Adjusted operating cash flow from continuing operations(a)	211.0	116%	97.6	579.1	107%	279.9
Adjusted operating cash flow from continuing operations per share(a) ($/share)	0.56	115%	0.26	1.55	107%	0.75
(a)

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share, adjusted operating cash flow from continuing operations and adjusted operating cash flow from continuing operations per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

	Third quarter ended September 30, 2011	Change		Third quarter ended September 30, 2010	Nine months ended September 30, 2011	Change		Nine months ended September 30, 2010
Key Operating Statistics
Gold mines (Continuing operations)
Gold sales (000 oz)(a)	231	49%		155	690	54%		449
Average realized gold price ($/oz)	1,675	35%		1,242	1,524	29%		1,182

Attributable gold production (000 oz)
Continuing operations	222	14%		195	643	36%		473
Discontinued operations	9	(85%	)	61	76	(58%	)	179
Total	231	(10%	)	256	719	10%		652

Cash cost from continuing operations ($/oz)(b)	674	25%		539	634	19%		534

Gold margin from continuing operations ($/oz)(b)	1,001	42%		703	890	37%		648

Operating results – Niobec mine
Niobium sales (millions of kg Nb)	1.0	(9%	)	1.1	3.3	-		3.3
Niobium production (millions of kg Nb)	1.2	9%		1.1	3.4	-		3.4
Operating margin ($/kg Nb)(b)	14	(26%	)	19	14	(26%	)	19

(a)

Gold sales include 100% sales of Rosebel, Essakane and the Doyon division, 41% of sales from Sadiola, and 40% of sales from Yatela. Attributable sales volume for the third quarters of 2011 and 2010 were 217,000 ounces and 149,000 ounces, respectively, and for the first nine months of 2011 and 2010, 648,000 ounces and 433,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

(b)

Cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

Operations Summary

Attributable Gold Production and Cash Cost per Ounce

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production.

	Gold Production		Total Cash Cost(a)		Gold Production		Total Cash Cost(a)
	Third quarter ended September 30				Nine months ended September 30
	2011	2010	2011	2010	2011	2010	2011	2010
IAMGOLD Operator	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
Rosebel (95%)	94	101	629	484	281	276	622	499
Essakane (90%)	86	42	535	459	243	42	513	459
Doyon division (100%)(b)	5	13	1,203	456	5	15	1,203	429
	185	156	602	475	529	333	577	491

Joint Ventures
Sadiola (41%)	30	30	839	659	93	89	755	611
Yatela (40%)	7	9	1,793	1,243	21	51	1,510	678
	37	39	1,031	794	114	140	894	635

Continuing operations	222	195	674	539	643	473	634	534
Discontinued operations	9	61	1,287	695	76	179	847	681
Total	231	256	697	577	719	652	656	574

Continuing operations
Cash cost excluding royalties			584	487			550	476
Royalties			90	52			84	58
Cash cost(a)			674	539			634	534

Gold margin from continuing operations
Realized gold prices			1,675	1,242			1,524	1,182
Cash cost			674	539			634	534
Gold margin(a)			1,001	703			890	648

(a)	Cash cost per ounce and gold margin per ounce are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

(b)	As a cost savings initiative, the ore mined from Mouska was stockpiled and processing has commenced in the third quarter of 2011.

ROSEBEL MINE, SURINAME

Attributable gold production during the third quarter of 2011 was 94,000 ounces, 7% lower than the same quarter in the prior year, primarily due to lower grades partially offset by higher throughput.

Cash costs of $629 per ounce1 in the third quarter were higher than the same quarter in 2010. Higher global oil prices led to increased cost of hauling and increased costs of thermal power. Labour costs were higher due to inflationary factors in the Surinamese economy and royalties increased with rising gold prices, partly offset by the devaluation of the Surinamese dollar.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

Expansion

The expansion is primarily an optimization of the open pit mine. Without this expansion, mill throughput would decline going forward as the ore mix will trend to higher proportions of hard rock. The cost of the staged expansion is expected to total an additional $185 million over the next seven years versus the no-expansion case with sustaining and replacement capital only. The project entails additional grinding capacity to allow mill throughput to be maintained between 12 and 14 million tonnes per year, even with the increased hard rock volumes, coupled with additional mining equipment to increase annual mining capacity to 70 million tonnes to optimize mill feed grades.

In May 2011, the Company reached a framework agreement with the Government of Suriname to support a substantial capacity increase at the Rosebel gold mine. The framework is centered on IAMGOLD’s increased investment in brownfield and other near plant resource development, infrastructure and energy. Feasibility work is planned for in 2012 with construction into 2013.

ESSAKANE MINE, BURKINA FASO

Attributable production during the third quarter of 2011 was 86,000 ounces, compared to 42,000 ounces during the third quarter of 2010 as production commenced and ramped up in the prior year quarter. In the second quarter, the site experienced water shortages. As a result, the site commenced, and has almost completed, a capital program to build an additional bulk water storage facility to add approximately 50% more storage capacity for the coming year, and is doubling the pumping capacity between the water capture point and the water storage reservoirs.

Cash costs of $535 per ounce1 in the third quarter were higher compared to the third quarter of 2010 mainly due to higher energy prices, upward pressure on consumable prices and higher royalties due to higher gold prices.

Expansion

A feasibility study to expand the mine is currently in progress and is expected to be completed before the end of the year. The current mine plan includes processing soft rock for the three years at a rate of 9.0 million tonnes per year starting in 2011, followed by approximately nine years of processing hard rock. The study is expected to demonstrate that the hard rock capacity of the mine could be expanded to double the volume of tonnes processed. Assuming a positive outcome of the study, construction could commence in early 2012.

DOYON DIVISION, CANADA

As a cost savings initiative, the ore mined from Mouska had been stockpiled and batch processing commenced in the third quarter, with completion expected in the last quarter of 2011.

SADIOLA MINE, MALI

Attributable gold production of 30,000 ounces for the third quarter of 2011 was the same as the prior year period as higher throughput and recoveries offset the impact of lower grades.

Cash costs per ounce1 in the third quarter were 27% higher than the third quarter in 2010 primarily as a result of higher energy costs, higher consumables costs, higher labour costs from a revised mining contract finalized in the fourth quarter of 2010, and increased royalties from higher realized gold prices.

Sadiola distributed a dividend of $13.4 million to IAMGOLD during the third quarter, compared to $14.5 million in the third quarter of 2010.

Expansion

A construction decision on the Sadiola sulphide project is expected by the end of 2011. The feasibility study on the sulphide project to expand the processing facility to process hard rock in conjunction with soft rock was completed in 2010. IAMGOLD took the lead to reduce cost and re-engineer the construction schedule. Final approval by both joint venture parties is expected before the end of the year.

YATELA MINE, MALI

Attributable gold production of 7,000 ounces was down from 9,000 ounces in the third quarter of 2010 due to the mining of lower grade gold stacked in prior periods. After completing the mining of the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit, which resulted in lower grades and higher waste stripping.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

Cash costs per ounce1 during the third quarter of 2011 were significantly higher than the same quarter in the prior year. This was primarily due to current quarter’s production being lower than the same period in the prior year. In addition, the site faced similar cost pressures as Sadiola.

DISCONTINUED OPERATION – MUPANE MINE, BOTSWANA

On August 31, 2011, the Company disposed of its Mupane gold mine for $34.2 million. The proceeds consisted of $12.5 million in cash, a $3.8 million promissory note, payable over 3 years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17.9 million, representing approximately 48.5% of the outstanding shares of Galane.

Production for the current quarter includes production up to August 31, 2011 and is included as discontinued operations. No production after August 31, 2011 will be included.

Net earnings of the Mupane mine (100%) are disclosed as discontinued operations in the consolidated statement of earnings (refer to note 6 in the Company’s unaudited consolidated interim financial statements). Starting September 1, 2011, the interest of 48.5% in the new entity owning the Mupane mine (Galane) was accounted for as an investment in associates using the equity method.

Gold Sales Volume and Realized Gold Price

The following table presents the total ounces of gold sold from continuing operations and the realized gold price per ounce.

	Gold sales		Realized gold price		Gold sales		Realized gold price
			Third quarter ended September 30				Nine months ended September 30
	2011	2010	2011	2010	2011	2010	2011	2010
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
Operator	193	117	1,672	1,247	578	312	1,523	1,189
Joint ventures	38	38	1,693	1,225	112	137	1,528	1,166
Total sales from continuing operations(a)(b)	231	155	1,675	1,242	690	449	1,524	1,182

(a)

Gold sales include 100% sales of Rosebel, Essakane and the Doyon division, 41% of sales from Sadiola, and 40% of sales from Yatela. Attributable sales volume for the third quarters of 2011 and 2010 were 217,000 ounces and 149,000 ounces, respectively, and for the first nine months of 2011 and 2010, 648,000 ounces and 433,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

(b)

Continuing operations exclude Mupane, Tarkwa and Damang which are discontinued operations. Gold sales from discontinued operations for the third quarters of 2011 and 2010 were 7,000 ounces and 61,000 ounces, respectively. Gold sales from discontinued operations for the first nine months of 2011 and 2010 were 79,000 ounces and 181,000 ounces, respectively.

Gold sales3 volumes from continuing operations increased in the third quarter of 2011 compared to the third quarter of 2010, mainly due to higher production at Essakane.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

NIOBEC MINE, CANADA

	Third quarter ended September 30			Nine months ended September 30
	2011	Change	2010	2011	Change	2010

Operating results – Niobec Mine
Niobium production (millions of kg Nb)	1.2	9%	1.1	3.4	-	3.4
Niobium sales (millions of kg Nb)	1.0	(9%)	1.1	3.3	-	3.3
Operating margin ($/kg Nb)(a)	14	(26%)	19	14	(26%)	19

(a)Operating margin per kilogram of niobium at the Niobec Mine is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

Niobium production during the third quarter of 2011 was 9% higher than the same quarter in the prior year as higher throughput offset the impact of lower grades.

Niobium revenues were $42.4 million in the third quarter of 2011 compared to $40.4 million in the same period in 2010, due to a higher realized niobium price partly offset by lower volume of Niobium sold. The operating margin per kilogram of niobium1 decreased by $5 per kilogram during the third quarter of 2011 compared to the same quarter in the prior year. Notwithstanding the higher average price sold, the decline in operating margin was due to lower grades and costs resulting from mine re-sequencing to align to future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

Expansion

On June 20, 2011 the Company announced that it had filed an independently prepared NI 43-101 compliant preliminary economic assessment (“PEA”) on the Niobec mine. The PEA reflects potential for a near 700% increase in measured and indicated mineral resources to over 1.9 billion kilograms of contained niobium pentoxide, and a potential threefold increase in niobium production to a level of 15 million kilograms per year.

Based on higher metal prices and lower operating costs, the operating margin is estimated to increase to $28 per kilogram of niobium. Under the above assumptions, the remaining mine life would exceed 40 years with an estimated after-tax net asset value of up to $2.0 billion.

The PEA examined the impact of changing the existing underground mine to either of two bulk mining methods, the open pit scenario or the block caving scenario. Planned for completion by the end of 2011, a pre-feasibility study is currently underway to determine which of the two methods will provide the best financial returns.

While the development studies continue, IAMGOLD has undertaken to adjust its mining sequence for the current operation to be well prepared for the future significant change in mining approach. The changes are being made to take advantage of opportunities that arise out of the mining method change, and to preserve cash flows and production capacity in the interim period. Important changes to the plan include a shift from mining in the centre of the orebody to the margins of the orebody and a gradual cessation of paste backfill use in the mine. As a result of these mine plan changes, some additional development is required in the near term as well as some rehabilitation of older mining areas to provide ore feed whilst access is driven to the new stopes. These changes have impacted the result with marginally lower grades and additional underground costs and the impacts are expected to continue through to early 2013.

In the third quarter of 2011, the Company continued executing on its strategic initiative to unlock the value of Niobec. This included establishing a framework of financing alternatives to fund expansion without reliance on cash flow from the gold business, which may include the sale of a minority interest to a strategic investor. Towards this end, discussions with potential private investors continued throughout the quarter and specific due diligence work was conducted. While discussions have been constructive despite the market volatility, the Company is committed to executing a deal that reflects the fair value of Niobec.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

Development Projects

Canada – Westwood Project

Construction

The overall plan remains on track for an early 2013 commercial start. The Westwood project expenditures, excluding exploration, in the third quarter of 2011 totaled $30.6 million (before tax credits) (first nine months of 2011 – $88.4 million) with significant infrastructure preparation and construction, including the completion of a number of hoist elements, the fire detection system with the new pump house, the waste silo foundation, and the beginning of the ground support of the six-metre diameter ventilation shaft. During the third quarter of 2011, shaft sinking reached 1,400 metres, with the installation of a spill pocket and the safety bulkhead under the 104-0 level, and underground development work including 2,200 metres of lateral and vertical excavation achieved (first nine months of 2011 – 6,566 metres).

Exploration

Over 15,000 metres of diamond drilling was completed during the third quarter 2011 as part of the 82,000-metre 2011 underground drill program. The costs in the third quarter were $2.2 million (before tax credits) (first nine months of 2011 – $7.6 million). The program is designed to provide additional inferred resources and upgrade existing mineral resources to measured and indicated categories in tandem with the on-going underground development and construction of the surface installations. As part of the development work, the exploration ramp and underground drifts were extended by 1,891 metres during the third quarter to provide better underground access for definition drilling in the upper parts of the deposit. Better access will also improve drill positioning to target extensions to the known mineralized lenses at depth.

Four underground drills, working on expansion drilling below the 132 level, drilled over 7,100 metres during the third quarter of 2011. In addition, five drills focused on in-fill and delineation work, drilled nearly 7,700 metres during the third quarter of 2011. The Company is pleased with the progress year-to-date, projected expansions to the inferred resources, and the increased confidence in the reserves and resources.

Outlook 2011

Evaluation activities planned in 2011 for a total of $125.0 million are as follows:

•	complete construction of the surface waste silo to allow ore development by the end of 2011,
•	achieve shaft sinking plan (1,560 metres by end of 2011),
•	complete the six-metre ventilation raise boring,
•	ground support to the six-metre ventilation raise boring,
•	infill and step-out drilling for resource development (82,000 metres), and
•	total vertical and horizontal development of nearly 9,500 metres.

South America – Ecuador – Quimsacocha

The Quimsacocha project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

The requisite permits and authorization to advance feasibility work have been obtained, and dialogue is ongoing with senior government officials in order to obtain needed clarity on fiscal and other matters, including the analysis of the model mining contracts recently released by the Ecuadorian government. The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key items.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. Evaluation expenditures expected in 2011 of $3.0 million are based on continuing with the current level of activity. The Company continues to assess whether the new contract model and the government’s position offer sufficient flexibilities that will allow advancement of the project.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

Exploration

IAMGOLD’s exploration efforts remain focused in West Africa, select countries in South America, and the province of Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In the third quarter of 2011, IAMGOLD incurred $27.1 million on exploration projects compared to $18.6 million in the third quarter of 2010 (first nine months of 2011 – $75.5 million; first nine months of 2010 – $60.9 million). The third quarter 2011 expenditures included:

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near-mine exploration and resource development expenditures of $12.2 million (first nine months of 2011 – $36.7 million) including an on-going resource expansion and delineation drilling program of more than 95,000 metres at Rosebel in Suriname for $2.5 million (first nine months of 2011 – $8.1 million), an underground exploration and resource delineation drilling program of more than 82,000 metres at the Westwood development project in Quebec for $2.2 million (first nine months of 2011 – $7.6 million), a resource delineation program of more than 72,000 metres at Essakane in Burkina Faso for $1.4 million (first nine months of 2011 – $6.2 million); and expenditures of $1.1 million directed at an 18,500-metre drilling program for exploration of a Rare Earth zone in proximity to the Niobec mine site (first nine months of 2011 – $1.1 million); and

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greenfield exploration expenditures of $14.9 million (first nine months of 2011 – $38.8 million) conducted at 16 projects, including two advanced exploration sites, in 8 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Exploration Update on Rare Earth Elements

In September 2011 the Company provided an exploration update on its rare earth elements (“REE”) zone located about one kilometre north of the Niobec mine. Last explored in 1985, the zone is known to host significant rare earth element mineralization.

As reported in the Company’s 2011 second quarter report, an 8,500 metre diamond drilling campaign commenced in the second quarter on the REE zone, and the program was completed in October with almost 10,500 metres in 25 holes. At the onset of the 2011 drill campaign, four holes were drilled within the mineralized zone, and assay results confirmed the historical grade of Total Rare Earth Element Oxides (“TREO”).

Preliminary metallurgical testwork results showed REE recoveries between 58% and 70% in a bulk flotation concentrate. Optimization testwork continues and preliminary leaching tests will continue into fourth quarter 2011. Based on preliminary results, the Company anticipates that a resource estimate will be prepared from the recently completed drill campaign in early 2012.

Commitment to Zero Harm Continues

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On September 29, 2011, IAMGOLD announced that it has embarked upon an innovative Canadian Public-Private Partnership to improve educational opportunities and provide greater access to “job-readiness” training for the youth of Burkina Faso in West Africa. The Canadian International Development Agency (CIDA) has approved funding of C$5.7 million to support this five-year project which was jointly proposed by Plan Canada and IAMGOLD. Together, Plan Canada and IAMGOLD have committed C$1.9 million to the project, which represents one of the largest public-private partnerships with an extractive company in CIDA’s history.

•

The frequency of all types of serious injuries (measured as DART rate4) across IAMGOLD during the third quarter of 2011 was 1.07 compared to 0.93 in the third quarter of 2010, however, serious injuries across the Company declined by 52% over the same period. The Company strives to eliminate all injuries through programs that reinforce the importance of constant vigilance in the workplace and the adoption of safe work practices.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

2011 Outlook

IAMGOLD’s guidance for production and cash costs has been maintained as follows:

	Guidance Issued in	Guidance Issued in
		2011 Guidance Issued in August 2011
Attributable gold production (000 oz)
Mines owned and operated by IAMGOLD
Rosebel		360–380
Essakane		340–360
Mouska		25–30
		725–770
Sadiola and Yatela mines		145–160
Total attributable production from continuing operations		870-930

Discontinued operations (Mupane, Tarkwa and Damang)		76
Total		940–1,000

Cash cost ($/oz of gold) from continuing operations[1]		620–650

Average gold price ($/oz)		1,500
Average crude oil price ($/barrel)		95
Average foreign exchange rate (C$/US$)		1.00
Average foreign exchange rate (US$/€)		1.40
Niobium production
Niobec (millions of kilograms)		4.5–5.0
Operating margin ($/kg Nb)		15–17

Guidance for Gold Production and Cash Costs

The Company’s overall production and cash cost per ounce1 guidance from continuing operations remains unchanged from the guidance issued in August 2011. Total production is estimated to be within 940,000 to 1,000,000 ounces.

The Company maintains its guidance for cash costs in 2011 at between $620 and $650 per ounce given the stated assumptions. The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs and currency rates. Changes in these assumptions may have a material impact on cash costs, results of operations and overall financial position of the Company. Actual results may vary significantly from guidance.

Guidance for Niobium Production and Operating Margin per Kilogram of Niobium

Niobec’s production for 2011 is expected to be within guidance of 4.5 million to 5.0 million kilograms and the operating margin1 is expected to be at the lower end of guidance of $15 to $17 per kilogram. The decline in operating margin is due to mine re-sequencing to align to the future plan changes in mining approach, higher prices of consumables and a stronger Canadian dollar.

Guidance for Capitalized Mining Assets, Exploration and Development Expenditures

For 2011, the Company plans to incur approximately $360.0 million in capital expenditures, down from previous guidance of $460.0 million. Capital expenditures at Rosebel have been revised downwards by $25 million and at Essakane by $68 million to better reflect the timing of spending. Overall delivery of the projects remains as planned. During the first nine months of 2011, IAMGOLD’s expenditures totaled $247.7 million. The Company plans to incur approximately $66 million in exploration expenses in 2011.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

SUPPLEMENTAL INFORMATION

Adjusted net earnings from continuing operations attributable to equity shareholders

Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity shareholders represent net earnings from continuing operations attributable to equity shareholders excluding certain impacts, net of tax, such changes in asset retirement obligations for closed properties, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings from continuing operations attributable to equity shareholders as per the unaudited condensed consolidated interim statement of earnings, to adjusted net earnings from continuing operations attributable to equity shareholders.

Adjusted net earnings from continuing operations attributable to equity shareholders	Third quarter ended September 30		Nine months ended September 30
	2011	2010	2011	2010
(in $ millions, except for number of shares and per share amounts)	$	$	$	$

Net earnings from continuing operations attributable to equity shareholders(a)	50.0	37.4	257.7	106.0
Executive severance costs	-	-	-	0.8
Foreign exchange loss	11.9	8.5	12.1	5.0
Derivative loss (gain)	23.5	(3.5)	19.1	2.3
Gain on sales of marketable securities	(6.2)	(1.0)	(7.0)	(8.9)
Loss (gain) on sales of assets	0.1	-	(15.9)	-
Adjustments to asset retirement obligations for closed properties	9.0	-	9.0	-
Impact of significant change in mining tax laws	-	-	5.5	-
Unrealized loss on foreign exchange translation of deferred income and mining tax liabilities	24.2	(1.5)	17.4	(1.2)
	62.5	2.5	40.2	(2.0)

Adjusted net earnings from continuing operations attributable to equity shareholders	112.5	39.9	297.9	104.0

Basic weighted average number of common shares outstanding (in millions)	375.4	372.1	374.6	370.9

Basic adjusted net earnings from continuing operations attributable to equity shareholders of the Company per share ($/share)	0.30	0.11	0.80	0.28
(a)	As per the unaudited consolidated interim financial statements

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

Adjusted operating cash flows (continuing operations)

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share from continuing operations. Adjusted operating cash flow is defined as cash generated from continuing operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital and long-term ore stockpiles. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from operating cash flow from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations:

(in $ millions, except where noted)	Third quarter ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Cash generated from operating activities (continued operations) per the unaudited consolidated interim financial statements	211.4	64.4	499.8	224.0
Adjusting items from non-cash working capital items and long-term ore stockpiles:
Accounts receivable and other assets	5.0	(7.2)	14.9	(23.2)
Inventories and long-term stockpiles	21.0	43.7	84.1	65.7
Accounts payable and accrued liabilities	(26.4)	(3.3)	(19.7)	13.4

Adjusted operating cash flow	211.0	97.6	579.1	279.9

Basic weighted average number of common shares outstanding (in millions)	375.4	372.1	374.6	370.9

Basic adjusted operating cash flow per share ($/share)	0.56	0.26	1.55	0.75

Footnotes

[1]

Cash cost per ounce, gold margin per ounce and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

[2]

Adjusted net earnings from continuing operations attributable to equity shareholders, adjusted net earnings from continuing operations attributable to equity shareholders per share, adjusted operating cash flow from continuing operations, and adjusted operating cash flow from continuing operations per share are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

[3]	Gold sales include 100% sales of Rosebel, Essakane and the Doyon division, 41% of sales from Sadiola, and 40% of sales from Yatela.
[4]	The DART rate refers to the number of Days Away, Restricted Duty or Job Transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)

CONFERENCE CALL

A conference call will be held on November 9, 2011 at 9:00 a.m. (Eastern Standard Time) for a discussion with management regarding the Company’s operating performance and financial results for the third quarter. A webcast of the conference call will be available through the Company’s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-551-1530 or 1-212-401-6700 passcode: 25533464#. A replay of this conference call will be available from 5:00 p.m. November 9 to December 9, 2011. Access this replay by dialling: North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 276250#.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this new release, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada. IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations,

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations

Tel: (416) 933-4952 Mobile (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.

IAMGOLD CORPORATION – 2011 THIRD QUARTER NEWS RELEASE – SEPTEMBER 30, 2011 (UNAUDITED)